Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Albireo Pharma Inc. (formerly Biodel Inc.) for the registration of common stock, preferred stock, debt securities, and warrants and to the incorporation by reference therein of our report dated July 13, 2016, with respect to the consolidated financial statements of Albireo Ltd. for the years ended December 31, 2014 and 2015, included in the Proxy Statement of Albireo Pharma Inc. (formerly Biodel Inc.) (Schedule 14A dated 09-19-2016) and incorporated by reference through the Form 8-K, filed on November 4, 2016 with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Reading, England

December 22, 2016